Exhibit 99.1

Bilibili Inc. Announces Third Quarter 2019 Financial Results

SHANGHAI, November 18, 2019 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights:

•	Total net revenues reached RMB1,859.0 million (US$260.1 million), a 72% increase from the same period in 2018.

•	Average monthly active users (MAUs1) reached 127.9 million, mobile MAUs reached 114.2 million, representing increases of 38% and 43% from the same period in 2018, respectively.

•	Average daily active users (DAUs) reached 37.6 million, a 40% increase from the same period in 2018.

•	Revenue per MAU was RMB14.5, a 25% increase from the same period in 2018. Non-game revenue per MAU was RMB7.2, a 100% increase from the same period in 2018.

•

Average monthly paying users (MPUs2) reached 7.9 million, a 124% increase from the same period in 2018. Average monthly paying users for mobile games increased to approximately 1.5 million, compared to 0.9 million for the same period in 2018.

“We are excited to announce another great quarter with exceptional growth to both user numbers and top line,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “Our growing library of content and efficient user growth strategy continue to pay off. We attracted considerable new traffic in the third quarter, adding 17.5 million MAUs sequentially, the highest number of net-additions in our corporate history. Our average DAUs also reached a new high of 37.6 million, increasing by 40% year-on-year in the third quarter. These exceptional levels of daily user activity demonstrate the high engagement of our community and quality of our growth. We also improved monetization across our non-game business lines, with revenues from our advertising business, and live broadcasting and VAS business growing 80% and 167% year-on-year, respectively. Fueled by strong user growth, exceptional content and improved monetization capabilities, we will continue to increase our top line and enhance the value we bring to all of our constituents.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “We are pleased to exceed the high end of our guidance by 5%, growing our total revenues by 72% year-on-year to RMB1.86 billion. We now have even more diverse revenue streams, with revenues from our non-game business increasing by 176%, and representing 50% of our total net revenues. As our top line expands, we are delighted to see our gross margin also improve from 16.4% to 18.9% sequentially, showing our growing leverage. Along with high quality user growth and increased monetization levels, the number of average MPUs on our platform grew to 7.9 million, an increase of 124% from the same period last year. Looking ahead, we will continue to convert our growing traffic to paying users, further improve our gross margin and continue to work to achieve sustainable growth.”

Third Quarter 2019 Financial Results

Total net revenues. Total net revenues were RMB1,859.0 million (US$260.1 million), representing an increase of 72% from the same period of 2018.

Mobile games. Revenues from mobile games were RMB933.1 million (US$130.6 million), representing an increase of 25% from the same period of 2018. The increase was primarily due to the increasing popularity of both existing and newly launched mobile games.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS were RMB452.5 million (US$63.3 million), representing an increase of 167% from the same period of 2018, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for live broadcasting services, the Company’s premium membership program and other VAS.

Advertising. Revenues from advertising were RMB247.2 million (US$34.6 million), representing an increase of 80% from the same period of 2018. This increase was primarily attributable to the ramp-up of brand advertising and performance-based advertising, driven by further recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and others. Revenues from e-commerce and others were RMB226.1 million (US$31.6 million), representing an increase of 703% from the same period of 2018, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB1,507.7 million (US$210.9 million), representing an increase of 71% compared to the same period of 2018. Revenue-sharing cost, a key component of cost of revenues, was RMB664.6 million (US$93.0 million), representing an increase of 49% from the same period in 2018.

Gross profit. Gross profit was RMB351.3 million (US$49.1 million), representing an increase of 80% from the same period in 2018.

Total operating expenses. Total operating expenses were RMB774.4 million (US$108.3 million), representing an increase of 71% from the same period of 2018.

Sales and marketing expenses. Sales and marketing expenses were RMB363.9 million (US$50.9 million), representing an 85% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app and brand in the summer holidays, as well as promotional expenses for the Company’s mobile games, increase in headcount in sales and marketing personnel, and an increase in fulfillment costs associated with Bilibili’s e-commerce stream.

General and administrative expenses. General and administrative expenses were RMB163.2 million (US$22.8 million), representing a 48% increase year-over-year. The increase was primarily due to increased personnel-related expenses, increased amortization expense related to intangible assets acquired through business acquisitions and other increased general and administrative expenses.

Research and development expenses. Research and development expenses were RMB247.3 million (US$34.6 million), representing a 69% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel, increased share-based compensation expenses, and other increased research and development expenses.

Loss from operations. Loss from operations was RMB423.1 million (US$59.2 million), compared to RMB259.0 million in the same period of 2018.

Income tax expense. Income tax expense was RMB8.1 million (US$1.1 million), compared to RMB11.4 million in the same period of 2018.

Net loss. Net loss was RMB405.7 million (US$56.8 million), compared to RMB246.1 million in the same period of 2018.

Adjusted net loss3. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB343.1 million (US$48.0 million), compared to RMB202.7 million in the same period of 2018.

Basic and diluted EPS and adjusted basic and diluted EPS3. Basic and diluted net loss per share were RMB1.24 (US$0.17), compared to RMB0.88 in the same period of 2018. Adjusted basic and diluted net loss per share were RMB1.05 (US$0.15), compared to RMB0.72 in the same period of 2018.

Cash and cash equivalents, time deposits and short-term investments. As of September 30, 2019, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB8.4 billion (US$1,174.4 million), compared to RMB5.2 billion as of December 31, 2018.

Outlook

For the fourth quarter of 2019, the Company currently expects net revenues to be between RMB1.93 billion and RMB1.98 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

[1]

Starting from the first quarter of 2019, the Company counts mobile MAUs of Bilibili Comic and Maoer toward its MAUs. Bilibili Comic is a mobile application offering comic content the Company launched in November 2018. Maoer is a platform that offers audio drama. In December 2018, Company increased its shareholdings to 80.5% in Maoer Inc., operator of Maoer app. In the third quarter of 2019, Bilibili Comic and Maoer in aggregate contributed 6.1 million of Bilibili’s MAUs.

[2]

The paying users are calculated by number of users who paid for games, live broadcasting, premier membership, Bilibili Comics services and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. The Company adds the number of paying users of Maoer toward its total paying users without eliminating duplicates.

[3]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern time on November 18, 2019 (9:00 AM Beijing/Hong Kong time on November 19, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	800-906-601
China:	400-620-8038
Conference ID:	1139448

Participants should dial-in approximately 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until November 25, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	1139448

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	743,980	919,856	933,133	2,223,489	2,726,444
Live broadcasting and VAS	169,441	326,013	452,518	383,819	1,070,183
Advertising	137,266	167,736	247,186	303,573	527,421
E-commerce and others	28,149	124,078	226,126	62,505	446,105

Total net revenues	1,078,836	1,537,683	1,858,963	2,973,386	4,770,153

Cost of revenues	(884,207)	(1,285,944)	(1,507,684)	(2,314,992)	(3,977,819)

Gross profit	194,629	251,739	351,279	658,394	792,334

Operating expenses:
Sales and marketing expenses	(196,843)	(240,004)	(363,859)	(403,501)	(785,350)
General and administrative expenses	(110,605)	(141,269)	(163,217)	(311,102)	(432,973)
Research and development expenses	(146,201)	(215,860)	(247,308)	(384,005)	(649,243)

Total operating expenses	(453,649)	(597,133)	(774,384)	(1,098,608)	(1,867,566)

Loss from operations	(259,020)	(345,394)	(423,105)	(440,214)	(1,075,232)

Other income:
Investment (loss)/income, net	(4,951)	14,468	513	21,327	97,028
Interest income	21,684	49,971	52,018	42,359	126,396
Interest expense	—	(15,638)	(16,047)	—	(31,685)
Exchange gains/(losses)	2,162	(847)	(5,640)	2,864	(8,588)
Other, net	5,400	(4,905)	(5,362)	16,409	4,663

Total other income	24,295	43,049	25,482	82,959	187,814

Loss before income tax	(234,725)	(302,345)	(397,623)	(357,255)	(887,418)
Income tax	(11,363)	(12,671)	(8,082)	(16,942)	(28,941)

Net loss	(246,088)	(315,016)	(405,705)	(374,197)	(916,359)
Accretions to preferred shares redemption value	—	—	—	(64,605)	—
Net loss/(income) attributable to noncontrolling interests	1,149	2,201	(1,652)	2,449	10,227

Net loss attributable to the Bilibili Inc.’s shareholders	(244,939)	(312,815)	(407,357)	(436,353)	(906,132)

Net loss per share, basic	(0.88)	(0.96)	(1.24)	(2.10)	(2.82)
Net loss per ADS, basic	(0.88)	(0.96)	(1.24)	(2.10)	(2.82)
Net loss per share, diluted	(0.88)	(0.96)	(1.24)	(2.10)	(2.82)
Net loss per ADS, diluted	(0.88)	(0.96)	(1.24)	(2.10)	(2.82)
Weighted average number of ordinary shares, basic	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678
Weighted average number of ADS, basic	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678
Weighted average number of ordinary shares, diluted	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678
Weighted average number of ADS, diluted	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	6,919	6,111	6,381	23,154	17,566
Sales and marketing expenses	2,588	3,778	3,424	8,609	10,324
General and administrative expenses	23,794	17,130	21,855	87,605	52,210
Research and development expenses	9,040	17,381	19,688	26,406	50,896

Total	42,341	44,400	51,348	145,774	130,996

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	September 30,
	2018	2019
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	3,540,031	4,179,407
Time deposits	749,385	3,155,271
Accounts receivable, net	324,392	716,038
Prepayments and other current assets	990,851	1,629,754
Short-term investments	945,338	1,059,546

Total current assets	6,549,997	10,740,016

Non-current assets:
Property and equipment, net	394,898	472,619
Production cost	204,231	404,336
Intangible assets, net	1,419,435	1,525,031
Goodwill	941,488	1,012,026
Long-term investments	979,987	1,421,358
Other long-term assets	—	275,630

Total non-current assets	3,940,039	5,111,000

Total assets	10,490,036	15,851,016

Liabilities
Current liabilities:
Accounts payable	1,307,598	1,900,290
Salary and welfare payables	246,815	323,471
Taxes payable	38,505	86,289
Deferred revenue	985,143	1,347,684
Accrued liabilities and other payables	720,773	449,697

Total current liabilities	3,298,834	4,107,431
Non-current liabilities:
Long-term debt	—	3,459,124
Other long-term liabilities	—	203,179

Total non-current liabilities	—	3,662,303

Total liabilities	3,298,834	7,769,734

Total Bilibili Inc.’s shareholders’ equity	6,950,796	7,544,948
Noncontrolling interests	240,406	536,334

Total shareholders’ equity	7,191,202	8,081,282

Total liabilities and shareholders’ equity	10,490,036	15,851,016

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

All amounts in thousands, except for share and per share data

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB
Net loss	(246,088)	(315,016)	(405,705)	(374,197)	(916,359)
Add:
Share-based compensation expenses	42,341	44,400	51,348	145,774	130,996
Amortization expense related to intangible assets acquired through business acquisitions	1,022	14,476	11,305	3,066	40,795

Adjusted net loss	(202,725)	(256,140)	(343,052)	(225,357)	(744,568)

Net loss attributable to the Bilibili Inc.’s shareholders	(244,939)	(312,815)	(407,357)	(436,353)	(906,132)
Add:
Share-based compensation expenses	42,341	44,400	51,348	145,774	130,996
Amortization expense related to intangible assets acquired through business acquisitions	1,022	14,476	11,305	3,066	40,795

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(201,576)	(253,939)	(344,704)	(287,513)	(734,341)

Adjusted net loss per share, basic	(0.72)	(0.78)	(1.05)	(1.38)	(2.28)
Adjusted net loss per ADS, basic	(0.72)	(0.78)	(1.05)	(1.38)	(2.28)
Adjusted net loss per share, diluted	(0.72)	(0.78)	(1.05)	(1.38)	(2.28)
Adjusted net loss per ADS, diluted	(0.72)	(0.78)	(1.05)	(1.38)	(2.28)
Weighted average number of ordinary shares, basic	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678

Weighted average number of ADS, basic	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678
Weighted average number of ordinary shares, diluted	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678

Weighted average number of ADS, diluted	278,836,754	325,661,667	327,231,439	208,120,682	321,634,678